SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934.

X Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2001

or

Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from __________  to  __________
Commission file number __________________________

MILACRON
RETIREMENT SAVINGS PLAN
(full title of the plan)

MILACRON INC.
(name of issuer)

2090 Florence Avenue
Cincinnati, Ohio 45206
(Address and principal executive office)

CONTENTS
Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES	13

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Milacron Benefit Plans Committee

We have audited the accompanying statement of net assets available for benefits of Milacron Retirement Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2000 was audited by other auditors whose report dated May 18, 2001, expressed an unqualified opinion on this statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Grant Thornton LLP
Cincinnati, Ohio
May 10, 2002

Milacron Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2001	2000
Investments	$260,067,655	$163,699,958

Contributions receivable:
Participants	567,644	208,449
Employer	1,431,224	2,161,134

	1,998,868	2,369,583

Net assets available for benefits	$262,066,523	$166,069,541

The accompanying notes are an integral part of these financial statements.

Milacron Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2001

Additions to net assets attributed to:
Contributions:
Participants	$15,373,634
Employer	7,102,749
Employer - noncash (treasury shares)	1,828,389
Rollovers	475,079

24,779,851

Investment income:
Interest and dividends	8,188,976

Total additions	32,968,827

Deductions from net assets attributed to:
Benefit payments and withdrawals	27,208,358
Administrative expenses	28,667
Net depreciation in fair value of investments	49,080,816

Total deductions	76,317,841

Net decrease before plan transfers	(43,349,014)

Transfers in from Milacron Performance Dividend and Savings Plan	138,174,926
Transfers in from other plans	1,171,070

139,345,996

Net increase	95,996,982

Net assets available for benefits at:
Beginning of year	166,069,541

End of year	$262,066,523

The accompanying notes are an integral part of this financial statement.

Milacron Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A - DESCRIPTION OF PLAN

The following description of the Milacron Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

1.  General

The Plan is a defined contribution plan sponsored by Milacron Inc. (the Company and Plan Sponsor) and covers all eligible employees of Milacron Inc., Milacron Resin Abrasives Inc. (MRA), Valenite Inc., Talbot Holdings Ltd. and subsidiaries, DME Company and subsidiaries, Uniloy Milacron Inc., and other affiliated companies as designated by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2001, the Milacron Performance Dividend and Savings Plan was merged with the Plan. As a result of this merger, the Plan's net assets increased by $138,174,926.

Non-bargaining employees of the Pliers International and Oak International divisions became participants in the Plan during 2001. The Pliers International 401(k) Plan and the Oak International, Inc. Employees Profit Sharing Plan and Trust were merged into the Plan, effective October 1, 2001 and December 26, 2001, respectively. As a result of these mergers, the Plan's net assets increased by $1,171,070.

2.  Contributions

Participants may make pre-tax and post-tax annual compensation contributions of up to such percentages as specified by the Plan document. The pre-tax contributions may not exceed the maximum allowable deferral as defined by the Internal Revenue Code.

The Plan Sponsor makes quarterly contributions to the Plan, which vary by affiliated company participation. The quarterly contributions are defined by the supplements to the plan document. The Plan Sponsor also may make a matching contribution equal to the lesser of a specified percentage of each participants' eligible compensation or 50% of the amount of the participant's salary deferral contribution, with the exception of MRA bargaining employees, Talbot bargaining employees, Northern Supply employees, and employees of Milacron Industrial Products, Inc. Plan Sponsor match contributions to the Plan are directed by the Plan Sponsor and its investment policy. They are generally made in Company stock and restricted as to participant-direction based on a vesting schedule (see Note A-5).

3.  Rollover Contributions

Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, provided the rollover contribution is received by the Plan on or before the sixtieth day immediately following the participant's receipt of the rollover amount.

4.  Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeitures are first applied against restorals and then against matching contributions made by the Plan Sponsor. Any excess forfeitures are allocated to the remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

5.  Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Amounts in a participant's account attributable to Plan Sponsor contributions are fully vested after five years of service. Effective January 1, 2002, Plan sponsor match contributions will become fully vested after three years of service. A participant also becomes fully vested upon total or permanent disability, upon attainment of age 65 or upon death before retirement. Amounts not vested will be forfeited upon termination of employment. The Plan Sponsor may use forfeitures to offset future employer contributions.

6.  Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance, excluding Voluntary and Company Matching Contributions. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions and is credited to each participant's account balance.

6.  Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of the participant's account, or may direct Putnam Fiduciary Trust Company, the trustee, to transfer payment directly into an IRA or another employer's qualified plan. Upon death, accounts are fully vested and the entire account value is distributed to the participant's beneficiary(ies).

7.  Administrative Expenses

The Plan Sponsor pays all expenses of administering the Plan, except for administrative services for loan, in-service withdrawals and termination distributions, which are accordingly charged to participants' accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Milacron Benefit Plans Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

2.  Investment Valuations and Income Recognition

Investments are presented at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities representing shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held at year-end. The participant loans are valued at their outstanding balances which approximate fair value. Dividend income is accumulated and reinvested in the fund and included in the determination of net asset values.

3.  Payment of Benefits

Benefits are recorded when paid.

NOTE C - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Plan purchased, transferred, and sold or distributed to terminated participants shares of Milacron Inc. common stock, and received dividends on shares of Milacron Inc. common stock as follows:

Number of shares purchased	321,312
Cost	$5,221,120
Average cost per share	$16.25

Number of shares sold or distributed	157,801
Proceeds	$2,581,233
Average proceeds per share	$16.36

Dividends	$791,543

NOTE D - INVESTMENTS

The current value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

	2001	2000

Milacron Inc. Common Stock*	$33,682,541	$17,444,428
Putnam Money Market Fund	23,105,081	12,554,065
The Putnam Fund for Growth and Income	51,314,523	27,312,344
Putnam Global Growth Fund	17,309,987	12,914,384
Putnam Voyager Fund	61,504,779	42,783,537
Putnam US Government Income Trust	20,118,869	**
Putnam New Opportunities Fund	24,179,391	23,460,075

*Includes nonparticipant-directed investment of $13,720,737 and $12,295,449 as of December 31, 2001 and 2000, respectively.

** Investment represents less than 5% of the Plan's net assets at the specified date.

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Shares of registered investment companies	$(49,411,819)
Milacron Inc. Common Stock	331,003

$(49,080,816)

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

Assets	2001	2000
Investments: Milacron Inc. Common Stock	$13,720,737	$12,295,449

		Year ended December 31, 2001

Change in net assets: Employer contributions		$4,146,211
Dividends		316,306
Net depreciation in the fair value of Milacron Inc. Common Stock		(698,811)
Benefit payments		(735,221)
Transfer in of restricted assets from Milacron Performance Dividend and Savings Plan (see Note A)		13,599,691
Transfer out of restricted assets		(15,202,888)

		$1,425,288

Effective January 1, 2001, the Plan eased restrictions on nonparticipant-directed investments. Participants age 50 or older have the opportunity to transfer vested portions of restricted investments to non-restricted investments. Furthermore, effective January 1, 2002, as soon as administratively feasible on or after January 1 of each Plan year, 25% of each participant's restricted investments may be transferred to non-restricted investments.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100 percent vested in their employer contributions.

NOTE G - TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000:

Net assets available for benefits per the financial statements	$166,069,541
Assets transferred from the Milacron Performance Dividend and Savings Plan	138,174,926
Other	(21,261)

Net assets available for benefits per the Form 5500	$304,223,206

The assets transferred from the Milacron Performance Dividend and Savings Plan were reported on the Form 5500 as having occurred on December 31, 2000.

The net increase in net assets available for benefits differs from the Form 5500 by the above amounts for the year ended December 31, 2001.

Milacron Retirement Savings Plan
Form 5500 E.I.N. 31-1062125
Plan No. 008

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

(a)	(b)	(c)			(d)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current value

	Shares of registered investment companies
*	Putnam Money Market Fund	23,105,081	shares	**	$23,105,081
*	The Putnam Fund for Growth and Income	2,895,853	shares	**	51,314,523
*	Putnam Global Growth Fund	2,262,743	shares	**	17,309,987
*	Putnam US Government Income Trust	1,559,602	shares	**	20,118,869
*	Putnam Voyager Fund	3,553,669	shares	**	61,504,779
*	Putnam New Opportunities Fund	590,029	shares	**	24,179,391
*	Putnam OTC and Emerging Growth Fund	325,742	shares	**	2,443,064
*	Putnam Convertible Income - Growth Trust	17,605	shares	**	251,572
*	Putnam Asset Allocation - Growth Portfolio	57,324	shares	**	548,587
*	Putnam Asset Allocation - Balanced Portfolio	98,518	shares	**	966,464
*	Putnam Asset Allocation - Conservative Portfolio	49,534	shares	**	430,453
*	Putnam S&P 500 Fund	141,819	shares	**	3,949,647
*	Putnam International Growth Fund	74,542	shares	**	1,477,428
*	Putnam International New Opportunities	127,127	shares	**	1,156,855
*	Putnam Health Sciences Trust	57,308	shares	**	3,601,263
*	Putnam Investors Fund	149,096	shares	**	1,722,061
*	Putnam Income Fund	444,969	shares	**	2,887,850

					216,967,874
	Common Stock
*	Milacron Inc. Common Stock	2,130,458	shares	$40,334,291	33,682,541

	Participant Loans	Interest rate 4.70 - 11%		—	9,417,240

					$260,067,655

* Denotes a party-in-interest

** Cost of asset is not required to be disclosed as investment is participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Milacron Benefit Plans Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MILACRON RETIREMENT SAVINGS PLAN

Date:	June 27, 2002	By:	/s/Robert P. Lienesch

Robert P. Lienesch Vice President - Finance and Chief Financial Officer and Member of Benefits Plans Committee

EXHIBIT INDEX
Exhibit No.	Description

23.1	Consent of Experts and Counsel Consent of Independent Auditors.